                                                  Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of J.B. Hunt Transport Services, Inc. for the registration of an indeterminate amount of common stock, preferred stock, rights, warrants, and debt securities and to the incorporation by reference therein of our reports dated February 23, 2018, with respect to the consolidated financial statements and schedule of J.B. Hunt Transport Services, Inc., and the effectiveness of internal control over financial reporting of J.B. Hunt Transport Services, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Rogers, Arkansas

January 11, 2019